
SEC MAIL
RECEIVED
PROCESSING
MAR 0 2 2007
WASH, D.C.
203
SECTION


07005709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 1600
(No. and Street)

San Francisco (City) CA (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Yates 415-954-8310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Eugene Yates, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 23rd
Day of February, 2007, by
Eugene Yates
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California
Notary Public

Signature
Name: Eugene Yates
Title: Senior Vice President, CFO



ANDREW F ALBRIGHT
COMM. #1463871
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm Expires Feb 7 2008
PC01
PC01

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO SECURITIES, LLC

Table of Contents



KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors and Member
Wells Fargo Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2006, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

February 26, 2007

WELLS FARGO SECURITIES, LLC

Statement of Financial Condition

December 31, 2006

(In thousands)

Assets		
Cash and cash equivalents	$	56,812
Receivable from brokers, dealers, and clearing organizations (note 3)		24,194
Securities owned, at market value		86
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,719 (note 4)		795
Receivable from affiliated parties (note 5)		1,397
Other receivables		21
Goodwill (note 10)		76,312
Other assets		448
Total assets	$	160,065
Liabilities and Member's Equity		
Liabilities:		
Accrued compensation and related benefits	$	10,170
Payables to affiliated parties (note 5)		10,113
Other liabilities and accrued expenses		801
Total liabilities		21,084
Member's equity		138,981
Total liabilities and member's equity	$	160,065

See accompanying notes to statement of financial condition.

WELLS FARGO SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2006

(In thousands)

(1) Organization and Nature of Operations

Wells Fargo Securities, LLC (WFS) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC).

WFS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD) and has branch offices located in San Francisco, New York, Chicago, Portland, Los Angeles, Newport Beach, Seattle, Houston, and Dallas. WFS' primary activities are underwriting, and distribution of corporate securities, and merger and acquisition advisory.

WFS clears all securities transactions on a fully disclosed basis through a nonaffiliated broker-dealer. WFS does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at quoted market values.

(b) Fair Value of Financial Instruments

Substantially all of WFS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of balances in bank accounts used in operations and short-term liquid securities with original maturities of three months or less.

(d) Receivable from or Payable to Brokers, Dealers, and Clearing Organizations

Receivable from or payable to brokers, dealers, and clearing organizations consist primarily of amounts payable to WFS' clearing broker for commissions and the contract value of securities, which have not been delivered or received as of the date of the statement of financial condition and amounts receivable from other broker-dealers for corporate finance and underwriting transactions.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

(In thousands)

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from such estimates.

(g) Income Taxes

WFS is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFS' operations are included in the income tax returns of its parent, WFPCF. WFS does not pay income taxes to its parent, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFS has many attributes of a pass-through entity and income taxes are not presented in its financial statements.

(3) Receivable from Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations of $24,194 consists of $10,120 of corporate finance and underwriting fee receivables from other broker-dealers and $14,074 of receivables from WFS's clearing agent.

(4) Furniture, Equipment, and Leasehold Improvements

The composition of furniture, equipment and leasehold improvements as of December 31, 2006 is as follows:

Leasehold improvements	$	1,670
Computers and equipment		71
Furniture and fixtures		773
		2,514
Less accumulated depreciation and amortization		(1,719)
Furniture, equipment, and leasehold improvements, net	$	795

(5) Related Party Transactions

In the ordinary course of business, WFS enters into material transactions with other affiliates of WFC.

Receivable from affiliated parties includes amounts related to WFC securities of $1,397 at December 31, 2006.

(In thousands)

Payables to affiliated parties are accounts payable due to WFC for reimbursement of compensation paid on behalf of WFS in the amount of $314 at December 31, 2006, and for services rendered relating to securities issuance in the amount of $9,799 to Eastdil Secured, LLC, a WFS affiliate.

Borrowings from WFC may be obtained under an unsecured short-term promissory note authorized up to $500,000. WFS pays interest on this financing arrangement at interest rates approximating commercial lending rates. No amounts were outstanding on the unsecured short-term promissory note at December 31, 2006.

On July 22, 2002, WFS entered into a seven-year $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are available in computing net capital under the SEC's Uniform Net Capital Rule. No amounts were outstanding under the revolving subordinated loan agreement at December 31, 2006.

On April 1, 2002, WFS entered into a $25,000 revolving credit line and a $500,000 repurchase agreement with Wells Fargo Bank of Minnesota, NA. WFS pays interest on this financing arrangements at interest rates approximating commercial lending rates. No amounts are outstanding on either of these financing lines as of December 31, 2006.

(6) Commitments and Contingencies

WFS leases certain office space and equipment under noncancelable operating leases. Future minimum rentals under the terms of the lease agreements are as follows:

December 31:		
2007	$	2,298
2008		2,274
2009		2,332
2010		1,759
2011 and thereafter		713
	$	9,376

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFS, which in the opinion of management, will be resolved with no material impact on WFS' financial position.

(Continued)

(In thousands)

(7) Net Capital Requirements

WFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WFS to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2006, WFS' net capital was $49,385, which was $47,977 in excess of its required net capital of $1,408 defined as the greater of $250 or 6.67% of total aggregate indebtedness, and WFS had a percentage of aggregate indebtedness to net capital of 43%.

WFS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities.* Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(8) Employee Benefits

WFS participates in certain employee benefit plans sponsored by WFC. The costs associated with WFS employees are allocated to WFS.

WFS' employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

WFS also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFS' employees are not available.

Certain WFS employees participate in various WFC stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards, and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years. Effective January 1, 2006, WFS adopted SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), which requires companies to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options or restricted stock, based on the fair value of the award on the grant date. The cost must be recognized over the vesting period of the award.

(9) Financial Instruments with Off-Balance-Sheet Risk

WFS clears all transactions for its customers on a fully disclosed basis with a nonaffiliated clearing firm that carries all customer accounts and maintains related records. Nonetheless, WFS is liable to the clearing firm for the transactions of its customers. These activities may expose WFS to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. WFS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(Continued)

(In thousands)

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. WFS is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFS' statement of financial condition.

In the normal course of business, WFS enters into underwriting commitments. WFS had no open underwriting commitments at December 31, 2006.

(10) Acquisitions

On January 18, 2006, WFS completed the acquisition of Secured Capital LLC (SCLLC), a broker dealer subsidiary of Secured Capital Corporation (SCC) for $12,500. This transaction was part of Eastdil Secured, LLC (a wholly owned subsidiary of WFC) acquiring SCC on January 18, 2006. On the transaction closing date, WFC assigned to WFS all of its rights to acquire SCLLC. The results of SCLLC's operations have been included in WFS' financial statements since that date.

WFS paid $14,949 in cash to acquire SCLLC. The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition.

		January 18, 2006
Assets acquired	$	2,632
Goodwill		12,358
Total assets acquired		14,990
Total liabilities assumed		41
Net assets acquired	$	14,949

The terms of the purchase agreement provide for additional consideration to be paid to the prior owners of SCC/SCLLC of up to $55,000 if certain revenue thresholds are achieved over a three-year period ending December 31, 2008. WFS will be allocated its share of the additional consideration as part of the acquisition cost (increase to goodwill) when the amount is determinable and consideration is paid.

On October 2, 2006, WFS acquired all of the assets and liabilities of Barrington Associates LLC (Barrington). The results of Barrington's operations have been included in WFS' financial statements since that date.

(Continued)

WFS paid $62,343 in cash as part of the acquisition. The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

		October 2, 2006
Assets acquired	$	3,685
Goodwill		63,954
Total assets acquired		67,639
Total liabilities assumed		5,296
Net assets acquired	$	62,343

The terms of the purchase agreement provide for additional consideration to be paid to the prior owners of Barrington of up to $35,000 if certain earnings thresholds are achieved following years 3, 4, and 5 after the acquisition is completed. The additional consideration will be recorded as part of the acquisition cost (increase to goodwill) when the amount is determinable and consideration is paid.

In addition, a retention plan was entered into with certain employees, which is being recorded as compensation expense over a four-year period. The total amount payable under the plan subsequent to acquisition is $2,500.

Schedule

WELLS FARGO SECURITIES, LLC

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2006

(In thousands, except for percentages)

Member's equity	$	138,981
Nonallowable assets and other charges:		
Receivable from brokers, dealers, and clearing organizations		10,120
Furniture, equipment, and leasehold improvements, net		795
Receivable from affiliated parties		1,397
Other assets and other charges		76,781
Total nonallowable assets and other charges		89,093
Capital before haircuts on securities positions		49,888
Haircuts on securities positions		503
Net capital		49,385
Minimum net capital:		
The greater of $250 or 6 2/3% of aggregate indebtedness		1,408
Excess net capital	$	47,977
Total aggregate indebtedness	$	21,117
Percentage of aggregate indebtedness to net capital		43 %

Reconciliation of WFS's net capital computation included in Part II of Form X-17a-5 as of December 31, 2006:		
Net capital as reported in WFS's Part II (unaudited) FOCUS report	$	49,352
Net effect of audit adjustments		33
Net capital per above	$	49,385

See accompanying independent auditors' report.

END